UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006

Commission File Number: 001-31221

Total number of pages: 4

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	NTT DoCoMo to Dissolve its Subsidiary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: Aug 28, 2006	By:	/S/ YOSHIKIYO SAKAI
Yoshikiyo Sakai Head of Investor Relations

NTT DoCoMo, Inc.
Sanno Park Tower
2-11-1 Nagata-cho
Chiyoda-ku, Tokyo
100-6150, Japan

For Immediate Release

NTT DoCoMo to Dissolve its Subsidiary

TOKYO, JAPAN, August 28, 2006 — NTT DoCoMo, Inc. announced today that it made a decision to dissolve allucher Inc., a DoCoMo subsidiary in Japan. Details of the decision are as follows:

1. Outline of the Subsidiary

Company name:	allucher Inc.

Address:	2-20-19 Akasaka, Minato-ku, Tokyo, Japan

Representative:	Satoko Ohno

Business:	Marketing and consulting

Date established:	October 2004

Capital:	¥45,000,000

Number of shares issued:	900 shares

Fiscal year-end:	March 31

Number of employees:	2 (as of March 31, 2006)

Major business partner:	DoCoMo, etc.

Shareholders:	96.7% owned by DoCoMo

2. Reasons for Dissolution

allucher was established under DoCoMo’s internal system to encourage employee entrepreneurship. The subsidiary has been providing marketing and consulting services on the efficient use of mobile phones for businesses, particularly firms that provide products and services for women. However, the changing business environment has made it difficult to continue business, and the subsidiary has been unable to meet its revenue and profit targets, therefore the decision was made to dissolve the company.

3. Schedule

The liquidation is expected to be completed in January 2007.

4. Impact on DoCoMo’s Results of Operations

The dissolution is not expected to have significant impact on DoCoMo’s consolidated or non-consolidated results of operations. The dissolution does not affect the forecast of DoCoMo’s results of operations for the fiscal year ending March 31, 2007.

For further information, please contact:

Masanori Goto or Eijun Tanaka

International PR

Public Relations Department

Tel: +81-3-5156-1366

Fax: +81-3-5501-3408

website: http://www.nttdocomo.com

Inquiries may also be made through the following URL:

http://www.nttdocomo.com/contact

About NTT DoCoMo

NTT DoCoMo is the world’s leading mobile communications company. DoCoMo serves more than 51 million customers, of which more than half subscribe to FOMA™, launched as the world’s first 3G mobile service based on W-CDMA in 2001. DoCoMo also offers a wide variety of leading-edge mobile multimedia services, including i-mode™, the world’s most popular mobile e-mail/Internet service, used by more than 46 million people. With the addition of credit-card and other e-wallet functions, DoCoMo mobile phones have become highly versatile tools for daily life. NTT DoCoMo is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges.

For more information, visit www.nttdocomo.com.

i-mode and FOMA are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

NTT DoCoMo’s FOMA service is only available to subscribers in Japan.

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